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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Mindray Medical International Limited
(Name of Issuer)
Class A Ordinary Shares**
American Depository Shares
(Title of Class of Securities)
602675100
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** Not for trading, but only in connection with the registration of American Depositary Shares each representing 1 ordinary share. See footnote 1 for further discussion of shares held by Reporting Persons.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	602675100	Page	2	of	5

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Able Choice Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	5	SOLE VOTING POWER:

NUMBER OF		7,160,432[1]

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		7,160,432[2]

WITH:	8	SHARED DISPOSITIVE POWER:

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

7,160,432

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

6.8%[3]

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

[1]These shares represent Class A ordinary shares which are not listed for trading. As set out in Mindray Medical International Limited’s Form F-6 filed September 15, 2006, each American Depositary Share (“ADS”) represents 1 Class A ordinary share.

[2]See footnote 1 above.

[3]Assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

CUSIP No.	602675100	Page	3	of	5

Item 1(a)	Name of Issuer:

Mindray Medical International Limited (“Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:

Mindray Building, Keji 12th Road South, Hi-tech Industrial Park, Nanshan, Shenzhen, 518057,
People’s Republic of China

Item 2(a)	Name of Person Filing:

Able Choice Investments Limited

Item 2(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Able Choice Investments Limited
P.O. Box 957,
Offshore Incorporations Centre, Road Town,
Tortola, British Virgin Islands

Item 2(c)	Citizenship

Able Choice Investments Limited — BVI

Item 2(d)	Title of Class of Securities:

Class A ordinary shares, par value HK$0.001

American Depository Shares

Item 2(e)	CUSIP Number:

602675100

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No.	602675100	Page	4	of	5

Item 4.	Ownership
(a) Amount Beneficially Owned:

Shared
			Sole power	power to	Sole power to	Shared power
	Amount		to vote or	vote or to	dispose or to	to dispose or to
	beneficially	Percent	direct	direct	direct the	direct the
Reporting person	owned:	of class:	the vote:	the vote:	disposition of:	disposition of:
	7,160,432	6.8%	7,160,432	0	7,160,432	0
Able Choice Investments Limited	ordinary		ordinary		ordinary
	shares		shares		shares
     The above table assumes conversion of all Class B ordinary shares into the same number of Class A ordinary shares.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2007

Able Choice Investments Limited

By:	/s/ Li Xiting

Name:	Li Xiting
Title:	Director

By:	/s/ Xu Hang

Name:	Xu Hang
Title:	Director

By:	/s/ Cheng Minghe

Name:	Cheng Minghe
Title:	Director